EXHIBIT 14

PROFESSIONALS DIRECT, INC.

ACCOUNTING AND FINANCE
CODE OF ETHICS

Introduction

         Members of the Accounting and Finance Group of Professionals Direct, Inc. (the "Company") play an important role in corporate governance and are responsible for protecting the interests of all Company constituents, including shareholders, employees, customers and citizens of the communities in which the Company conducts business. Members of the Accounting and Finance Group are required to fulfill this responsibility by observing lawful, honest and ethical practices in the Company's business, accounting and financial affairs.

Application

         This Accounting and Finance Code of Ethics (the "Code") applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (collectively, the "Accounting and Finance Group").

Purposes of Code

         The purposes of this Code are to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•

full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting to an appropriate person or persons of violations of the Code; and

•	accountability for adherence to the Code.

General Requirements

         All business affairs of the Company are expected to be conducted in compliance with all applicable laws, rules and regulations and in accordance with the highest standards of honesty, integrity and ethical behavior. No false or misleading entries shall be made in the Company's books or records for any reason and no undisclosed or unrecorded account or fund shall be established for any purpose. No disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation, or for any purpose other than as described in the supporting documentation. Members of the Accounting and Finance Group are expected to comply, without exception, with generally accepted accounting principles, consistently applied, and with the Company's disclosure controls and procedures and internal controls over financial reporting.

Rules of Conduct

         Members of the Accounting and Finance Group are expected to:

•	act with honesty and integrity, avoiding actual or apparent conflicts of interest between what is in the best interest of the Company and what could result in personal gain

•	not receive improper personal benefits as a result of his or her position with the Company;

•	comply with applicable laws, rules and regulations of federal, state, and local governments and private and public regulatory agencies having jurisdiction over the Company;

•	act in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or allowing independent judgment to be compromised;

•

perform responsibilities with a view to providing constituents with accurate, complete, objective, relevant, timely and understandable information for use in reports and other documents that the Company files with or submits to the SEC or in other public communications made by the Company;

•	maintain records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company

•

take reasonable measures to assure that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principals, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company

•

respect the confidentiality of information acquired in the course of work, except when authorized or otherwise legally obligated to disclose confidential information, and not use confidential information acquired in the course of work for personal advantage;

•	share knowledge and maintain skills important and relevant to constituents' needs;

•	proactively promote ethical behavior as a responsible partner among peers in the work environment;

•	responsibly use and control assets and resources employed by or entrusted to them;

•	demonstrate their personal support for the principles set forth in this Code, whether through periodic communications with Company employees or otherwise;

•	take steps to educate appropriate Company employees about any laws, rules or regulations that affect the Company's financial or accounting operations.

Reporting Violations

         Any member of the Accounting and Finance Group, or any other employee, who has reasonable cause to believe that a violation of this Code has occurred shall report such matters to the Company's Chief Executive Officer, unless such person has reasonable cause to believe that the Chief Executive Officer is involved in such violation, in which case such person shall report the violation to the Chairman of the Audit Committee of the Board of Directors.

         Any employee may report violations of this Code, complaints regarding accounting, internal accounting controls or audit matters or concerns regarding questionable accounting or auditing matters to the Chief Executive Officer or the Chairman of the Audit Committee of the Board of Directors in the manner provided in the preceding paragraph. Such reports may be made in writing on a confidential and anonymous basis. The Company shall periodically post and advise employees of the mailing and electronic mail addresses which may be used for this purpose. Copies of all such reports received shall be retained and summaries of such reports shall be reported to the Audit Committee at least quarterly.

         Neither the Company nor any officer, employee, or agent of the Company may discharge, demote, suspend, threaten, harass, or in any other manner discriminate against any employee in the terms and conditions of his or her employment for any good faith report of any act or omission such person reasonably believes to have been a violation of this Code.

Consequences of Violations

         The Company expects all members of the Accounting and Finance Group to honor and abide by this Code in all respects. Members of the Accounting and Finance Group who violate this Code will be appropriately disciplined. The Audit Committee of the Board of Directors shall have the power to monitor, make determinations and recommend action to the Board of Directors with respect to violations of this Code. Only the Audit Committee shall have authority to waive compliance with this Code.

Amendments and Waivers

         This Code may be amended, modified or waived by, and only by, the Board of Directors or a duly authorized committee of the Board of Directors subject to any amendment, modification or waiver of the Code and shall be promptly disclosed as required by SEC regulations and forms.